Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated July 24, 2019 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2019 and the audited consolidated financial statements for the year ended December 31, 2018 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
The Company's second quarter results highlight the continued changes being implemented throughout the organization, with improvements in cost structures, balance sheet strengthening and capital discipline.
Second quarter financial results were strong with adjusted funds flow from operations of $503.8 million and adjusted net earnings of $146.0 million. Net debt repayment during the quarter totaled $352.0 million, net of share repurchases and dividends, and year-to-date in 2019 the Company has reduced net debt by over $450 million. At June 30, 2019 net debt totaled $3.6 billion, or 1.9 times trailing adjusted funds flow from operations.
Production for the quarter was in-line with expectations at 172,476 boe/d, and was net of approximately 2,400 boe/d of non-core divestments that closed during the quarter for proceeds of $58.3 million. Development capital spending totaled $170.3 million, with 52 (39.8) net wells drilled, reflecting the seasonality of spring break-up.
The Company has revised its annual average production guidance to 168,000 to 172,000 boe/d from 170,000 to 174,000 boe/d, which reflects the non-core divestments in the quarter. The Company's annual capital expenditures guidance of $1.2 to $1.3 billion remains unchanged based on planned spending for those non-core assets during the remainder of the year.
Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2019	2018	% Change	2019	2018	% Change
Crude oil (bbls/d)	134,951	145,532	(7)	137,418	143,434	(4)
NGLs (bbls/d)	20,841	17,934	16	20,471	18,352	12
Natural gas (mcf/d)	100,101	110,110	(9)	97,902	110,046	(11)
Total (boe/d)	172,476	181,818	(5)	174,206	180,127	(3)
Crude oil and NGLs (%)	90	90	—	91	90	1
Natural gas (%)	10	10	—	9	10	(1)
Total (%)	100	100	—	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area (boe/d)	2019	2018	% Change	2019	2018	% Change
Williston Basin	102,387	102,370	—	103,640	102,084	2
Southwest Saskatchewan	39,298	42,862	(8)	39,061	42,339	(8)
Uinta Basin	20,351	22,705	(10)	20,761	22,265	(7)
Other	10,440	13,881	(25)	10,744	13,439	(20)
Total	172,476	181,818	(5)	174,206	180,127	(3)
Total production averaged 172,476 boe/d during the three months ended June 30, 2019, down 5 percent from 181,818 boe/d in the same period of 2018. Crude oil and natural gas production decreased 7 percent and 9 percent, respectively, primarily due to non-core asset dispositions and the significantly reduced 2019 capital development program. Natural gas liquids ("NGLs") volumes in the three and six months ended June 30, 2019 increased mainly due to growing production in the United States.
The Company’s average production for the six months ended June 30, 2019, was 174,206 boe/d, down 3 percent, compared to 180,127 boe/d for the same period in 2018 due to non-core asset dispositions and the significantly reduced 2019 capital development program.

CRESCENT POINT ENERGY CORP.	1

The Company's weighting to crude oil and NGLs in the three and six months ended June 30, 2019 remained relatively consistent with the 2018 comparative periods.
Exhibit 1
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2019	2018	% Change	2019	2018	% Change
Crude oil ($/bbl)	72.07	76.31	(6)	68.32	71.83	(5)
NGLs ($/bbl)	21.39	35.04	(39)	23.43	34.36	(32)
Natural gas ($/mcf)	2.14	1.62	32	2.91	2.02	44
Total ($/boe)	60.22	65.52	(8)	58.28	61.93	(6)
(1) The average selling prices reported are before realized derivatives and transportation.

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2019	2018	% Change	2019	2018	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	59.83	67.90	(12)	57.38	65.41	(12)
WTI crude oil (Cdn$/bbl)	79.99	87.61	(9)	76.51	83.54	(8)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.71)	(7.80)	(27)	(5.55)	(7.82)	(29)
FOS crude oil (Cdn$/bbl) (3)	(11.50)	(20.79)	(45)	(11.48)	(23.19)	(50)
Wax crude oil (US$/bbl) (4)	(11.80)	(9.09)	30	(13.04)	(7.16)	82
UHC crude oil (US$/bbl) (5)	(0.86)	(1.41)	(39)	(0.71)	(1.03)	(31)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	1.04	1.18	(12)	1.82	1.63	12
AECO monthly index natural gas (Cdn$/mcf)	1.17	1.02	15	1.55	1.43	8
NYMEX natural gas (US$/mmbtu) (7)	2.64	2.80	(6)	2.89	2.89	—
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.748	0.775	(3)	0.750	0.783	(4)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	FOS refers to the Fosterton crude oil price, which typically receives a premium to Western Canadian Select ("WCS") prices.

(4)	Wax crude oil is based on posted yellow wax prices in Salt Lake City. Black wax pricing is relatively consistent with yellow wax.

(5)	UHC refers to the Sweet at Clearbrook crude oil price.

(6)	AECO refers to the Alberta Energy Company natural gas price.

(7)	NYMEX refers to the New York Mercantile Exchange natural gas price.
WTI price opened at US$61.59 per bbl, and weakened during the quarter to US$51.14 per bbl, closing at US$58.47 per bbl. The market continued to be oversupplied with increasing global inventory due to strong production in the U.S. and weaker demand. Trade issues between the U.S. and China continue to threaten the overall health of the global economy with concerns over global demand as a result of the escalating trade dispute between the two countries.

CRESCENT POINT ENERGY CORP.	2

Canadian and U.S. natural gas prices weakened in the second quarter of 2019 with the AECO daily and NYMEX benchmark prices decreasing 12 percent and 6 percent, respectively, compared to the same period in 2018. The decrease in market benchmark prices was due to increased natural gas production and higher inventory levels.
Exhibit 2

(1)	Utah production is priced at a negotiated discount to WTI.
In the three and six months ended June 30, 2019, Canadian crude oil differentials narrowed primarily due to the mandatory oil production curtailments in Alberta which continued throughout the second quarter of 2019. In the U.S., yellow and black wax differentials widened due to increased supply in the Uinta Basin outpacing the local refining capacity in Salt Lake City. Overall, the Company's corporate oil differential for the three and six months ended June 30, 2019 narrowed and realized pricing was strong due to the quality and location of the Company's production. Additionally, the Company's production volumes were not affected by the Alberta government's mandatory production curtailment.
For the three months ended June 30, 2019, the Company's average selling price for crude oil decreased 6 percent from the same period in 2018, primarily as a result of a 12 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the second quarter of 2019 was $7.92 per bbl compared to $11.30 per bbl in the second quarter of 2018.
In the six months ended June 30, 2019, the Company's average selling price for crude oil decreased 5 percent from the same period in 2018, primarily as a result of a 12 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the six months ended June 30, 2019 was $8.19 per bbl compared to $11.71 per bbl in the same period of 2018.
The Company's average selling price for NGLs in the three and six months ended June 30, 2019 decreased 39 percent from $35.04 per bbl to $21.39 per bbl and 32 percent from $34.36 per bbl to $23.43 per bbl, respectively. Average selling prices for NGLs were impacted by the weakening of propane, butane and condensate prices resulting from the decreases in crude oil benchmark prices.
The Company's average selling price for natural gas in the three and six months ended June 30, 2019 increased 32 percent from $1.62 per mcf to $2.14 per mcf and 44 percent from $2.02 per mcf to $2.91 per mcf, respectively, primarily as a result of the premium to benchmark pricing received on the Company's Saskatchewan gas production, and growth in U.S. gas production which is exposed to NYMEX based pricing.

CRESCENT POINT ENERGY CORP.	3

Exhibit 3
Exhibit 4
Exhibit 5

CRESCENT POINT ENERGY CORP.	4

Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and in fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. For commodities, Crescent Point's risk management program allows for hedging a forward profile of up to 3½ years and up to 50 percent of net royalty interest production, increasing to 65 percent including the volume of purchased put options. In addition, the Company can hedge differentials for up to 35 percent of net royalty production. See Note 16 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended June 30, 2019 for additional information on the Company's derivatives.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income. Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur. The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
The following is a summary of the realized derivative gains (losses) on crude oil and natural gas derivative contracts:

	Three months ended June 30			Six months ended June 30
($ millions, except volume amounts)	2019	2018	% Change	2019	2018	% Change
Average crude oil volumes hedged (bbls/d)	60,000	78,835	(24)	67,459	75,575	(11)
Crude oil realized derivative loss	(12.6)	(93.1)	(86)	(3.6)	(133.2)	(97)
per bbl	(1.03)	(7.03)	(85)	(0.15)	(5.13)	(97)
Average natural gas volumes hedged (GJ/d) (1)	18,000	32,000	(44)	24,961	35,978	(31)
Natural gas realized derivative gain	2.6	5.2	(50)	5.2	9.7	(46)
per mcf	0.28	0.52	(46)	0.29	0.49	(41)
Average barrels of oil equivalent hedged (boe/d)	62,843	83,890	(25)	71,402	81,258	(12)
Total realized derivative gains (losses)	(10.0)	(87.9)	(89)	1.6	(123.5)	(101)
per boe	(0.64)	(5.31)	(88)	0.05	(3.79)	(101)

(1)	GJ/d is defined as gigajoules per day.
The Company's realized derivative losses for crude oil were $12.6 million and $3.6 million for the three and six months ended June 30, 2019, respectively, compared to $93.1 million and $133.2 million for the respective periods in 2018. The decreased realized derivative losses in the three and six months ended June 30, 2019 were largely attributable to the decrease in the Cdn$ WTI benchmark price, the decrease in oil volumes hedged and the increase in the Company's average derivative crude oil price. During the three months ended June 30, 2019, the Company's average derivative crude oil price increased by 4 percent or $3.05 per bbl, from $74.63 per bbl in 2018 to $77.68 per bbl in 2019. During the six months ended June 30, 2019, the Company's average derivative oil price increased 3 percent or $2.41 per bbl, from $73.80 per bbl in 2018 to $76.21 per bbl in 2019.
Crescent Point's realized derivative gains for gas were $2.6 million and $5.2 million for the three and six months ended June 30, 2019, respectively, compared to $5.2 million and $9.7 million for the respective periods in 2018. The decreased realized derivative gains in the three and six months ended June 30, 2019 were largely attributable to lower volumes hedged and the increase in the AECO monthly index price.

CRESCENT POINT ENERGY CORP.	5

Exhibit 6
The following is a summary of the Company's unrealized derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Crude oil	104.4	(233.5)	(145)	(64.3)	(366.2)	(82)
Natural gas	(2.2)	(6.0)	(63)	(6.3)	(8.1)	(22)
Interest	(1.4)	(0.7)	100	(1.0)	(1.7)	(41)
Cross currency	(73.6)	5.6	(1,414)	(170.3)	105.9	(261)
Foreign exchange	(0.8)	0.3	(367)	(2.1)	0.8	(363)
Total unrealized derivative gains (losses)	26.4	(234.3)	(111)	(244.0)	(269.3)	(9)
The Company recognized a total unrealized derivative gain of $26.4 million for the three months ended June 30, 2019 compared to a total unrealized derivative loss of $234.3 million in the same period in 2018, primarily due to a $104.4 million unrealized derivative gain on crude oil contracts compared to a $233.5 million unrealized derivative loss in 2018. The unrealized crude oil derivative gain in the second quarter of 2019 was primarily attributable to the decrease in the Cdn$ WTI forward benchmark prices at June 30, 2019 compared to March 31, 2019.
The total unrealized derivative gain in the second quarter of 2019 was partially offset by a $73.6 million unrealized derivative loss on cross currency swaps ("CCS") compared to a $5.6 million unrealized derivative gain in the second quarter of 2018. The unrealized CCS derivative loss for the three months ended June 30, 2019 was primarily the result of the stronger forward Canadian dollar at June 30, 2019 compared to March 31, 2019.
During the six months ended June 30, 2019, the Company recognized a total unrealized derivative loss of $244.0 million compared to $269.3 million in the same period in 2018. The total unrealized derivative loss in the first half of 2019 is primarily due to a $170.3 million unrealized derivative loss on CCS compared to a $105.9 million unrealized derivative gain in 2018. The unrealized CCS derivative loss for the six months ended June 30, 2019 was primarily the result of the stronger forward Canadian dollar at June 30, 2019 compared to December 31, 2018.
The total unrealized derivative loss in the six months ended June 30, 2019 was also attributable to a $64.3 million unrealized derivative loss on crude oil contracts compared to $366.2 million in the first half of 2018. The unrealized crude oil derivative loss for the six months ended June 30, 2019 was primarily attributable to the increase in the Cdn$ WTI and US$ WTI forward benchmark prices at June 30, 2019 compared to December 31, 2018.
Oil and Gas Sales

	Three months ended June 30			Six months ended June 30
($ millions) (1)	2019	2018	% Change	2019	2018	% Change
Crude oil sales	885.1	1,010.6	(12)	1,699.2	1,864.8	(9)
NGL sales	40.6	57.1	(29)	86.8	114.1	(24)
Natural gas sales	19.5	16.3	20	51.6	40.3	28
Total oil and gas sales	945.2	1,084.0	(13)	1,837.6	2,019.2	(9)

(1)	Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	6

Crude oil sales decreased 12 percent in the three months ended June 30, 2019, from $1.01 billion in 2018 to $885.1 million in 2019, primarily due to the 7 percent decrease in crude oil production and the 6 percent decrease in realized crude oil prices. Crude oil sales decreased 9 percent in the six months ended June 30, 2019, from $1.86 billion in 2018 to $1.70 billion in 2019, primarily due to the 5 percent decrease in realized crude oil prices and the 4 percent decrease in crude oil production.
NGL sales decreased 29 percent and 24 percent in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to the 39 percent and 32 percent decreases in realized NGL prices, respectively, partially offset by the 16 percent and 12 percent increases in NGL production.
Natural gas sales increased 20 percent in the three months ended June 30, 2019 compared to the same period in 2018, primarily due to the 32 percent increase in realized natural gas prices, partially offset by the 9 percent decrease in natural gas production. In the six months ended June 30, 2019, natural gas sales increased 28 percent compared to the same period in 2018, primarily due to the 44 percent increase in realized natural gas prices, partially offset by the 11 percent decrease in natural gas production.
Exhibit 7
Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except % and per boe amounts)	2019	2018	% Change	2019	2018	% Change
Royalties	140.8	154.7	(9)	260.0	296.4	(12)
As a % of oil and gas sales	15	14	1	14	15	(1)
Per boe	8.97	9.35	(4)	8.25	9.09	(9)
Royalties decreased 9 percent in the three months ended June 30, 2019 compared to the same period in 2018, largely due to the 13 percent decrease in oil and gas sales, partially offset by the 1 percent increase in royalties as a percentage of oil and gas sales. Royalties as a percentage of oil and gas sales increased by 1 percent for the three months ended June 30, 2019 primarily due to growing revenues in the United States with higher associated royalty burdens.
Royalties decreased 12 percent in the six months ended June 30, 2019 compared to the same period in 2018, largely due to the 9 percent decrease in oil and gas sales and the 1 percent decrease in royalties as a percentage of oil and gas sales. Royalties as a percentage of oil and gas sales decreased by 1 percent for the six months ended June 30, 2019 primarily due to favorable prior periods adjustments.

CRESCENT POINT ENERGY CORP.	7

Exhibit 8
Operating Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Operating expenses	197.9	217.7	(9)	400.1	425.5	(6)
Per boe	12.61	13.16	(4)	12.69	13.05	(3)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Operating expenses and operating expenses per boe in the second quarter of 2019 decreased 9 percent and 4 percent, respectively, compared to the same period in 2018. In the six months ended June 30, 2019, operating expenses and operating expenses per boe decreased 6 percent and 3 percent, respectively, compared to the same period in 2018. The Company's increased focus on efficiencies and cost control has resulted in realized savings across its operations including labour and equipment repairs and maintenance.
Exhibit 9
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Transportation expenses	32.2	37.4	(14)	65.5	69.4	(6)
Per boe	2.05	2.27	(10)	2.08	2.13	(2)

CRESCENT POINT ENERGY CORP.	8

Transportation expenses per boe decreased 10 percent and 2 percent in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018 primarily due to reduced trucking activity as decreases in pipeline apportionments required the Company to deliver less production to optimize oil price differentials.
Exhibit 10
Netback

	Three months ended June 30			Six months ended June 30
	2019	2018 (2)		2019	2018 (2)
	Total (3) ($/boe)	Total (3) ($/boe)	% Change	Total (3) ($/boe)	Total (3) ($/boe)	% Change
Average selling price	60.22	65.52	(8)	58.28	61.93	(6)
Royalties	(8.97)	(9.35)	(4)	(8.25)	(9.09)	(9)
Operating expenses	(12.61)	(13.16)	(4)	(12.69)	(13.05)	(3)
Transportation expenses	(2.05)	(2.27)	(10)	(2.08)	(2.13)	(2)
Operating netback (1)	36.59	40.74	(10)	35.26	37.66	(6)
Realized gain (loss) on derivatives	(0.64)	(5.31)	(88)	0.05	(3.79)	(101)
Netback (1)	35.95	35.43	1	35.31	33.87	4

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(3)
The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes; therefore, the total operating netback and netback have been presented.

The Company's operating netback for the three months ended June 30, 2019 decreased 10 percent to $36.59 per boe from $40.74 per boe in the same period in 2018, primarily due to the decrease in average selling price, partially offset by lower transportation expenses, royalties and operating expenses. The increase in the Company's netback was primarily the result of the lower realized loss on commodity derivatives in the second quarter of 2019 compared to the same period in 2018.
The Company's operating netback for the six months ended June 30, 2019 decreased 6 percent to $35.26 per boe from $37.66 per boe in the same period in 2018, primarily due to the decrease in average selling price, partially offset by the decreases in royalties, operating expenses and transportation expenses. The increase in the Company's netback was primarily the result of the realized gain on commodity derivatives in the first half of 2019 compared to a realized loss in the same period in 2018.

CRESCENT POINT ENERGY CORP.	9

Exhibit 11
Exhibit 12
General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
General and administrative costs	28.6	49.1	(42)	58.5	85.5	(32)
Capitalized	(9.0)	(10.6)	(15)	(18.9)	(21.6)	(13)
Total general and administrative expenses	19.6	38.5	(49)	39.6	63.9	(38)
Transaction costs	(0.2)	(2.2)	(91)	(1.1)	(2.9)	(62)
General and administrative expenses	19.4	36.3	(47)	38.5	61.0	(37)
Per boe	1.24	2.19	(43)	1.22	1.87	(35)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

General and administrative ("G&A") expenses decreased 47 percent and 37 percent in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018, primarily due to lower employee related costs from an organizational restructuring during the second half of 2018, decreases in shareholder costs and the reclassification of rent expense as a result of the adoption of IFRS 16, partially offset by lower overhead recoveries.

CRESCENT POINT ENERGY CORP.	10

G&A expenses per boe decreased 43 percent and 35 percent in the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The decreases were due to the reduction in total G&A as noted above, partially offset by lower production volumes.
Transaction costs incurred in the three and six months ended June 30, 2019 relate primarily to minor property acquisitions and dispositions.
Exhibit 13
Interest Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Interest expense	38.4	47.6	(19)	79.2	90.4	(12)
Per boe	2.45	2.88	(15)	2.51	2.77	(9)
In the three and six months ended June 30, 2019, interest expense decreased 19 percent and 12 percent, respectively, compared to the same periods in 2018, reflecting the Company's lower average debt balance. The Company's hedged effective interest rate in the three and six months ended June 30, 2019 increased to 4.14 percent and 4.21 percent, respectively, from 3.97 percent and 4.01 percent in the same periods in 2018.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At June 30, 2019, 62 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.
Exhibit 14

CRESCENT POINT ENERGY CORP.	11

Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities	40.2	97.7	(59)	42.4	65.0	(35)
US dollar long-term debt maturities	(40.2)	(91.6)	(56)	(42.4)	(55.7)	(24)
Other	(1.0)	2.3	(143)	(1.5)	2.0	(175)
Unrealized gain (loss)
Translation of US dollar long-term debt	99.0	(8.7)	(1,238)	195.7	(132.7)	(247)
Other	(1.6)	(1.4)	14	(1.6)	(1.5)	7
Foreign exchange gain (loss)	96.4	(1.7)	(5,771)	192.6	(122.9)	(257)
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.19 billion of LIBOR loans and the issuance of US$1.38 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.58 billion and $1.52 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered into a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the three and six months ended June 30, 2019, the Company recorded an unrealized foreign exchange gain of $99.0 million and $195.7 million, respectively, on the translation of US dollar long-term debt and accrued interest compared to an unrealized loss of $8.7 million and $132.7 million, respectively, in the same periods in 2018. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the second quarter of 2019 was attributable to a stronger Canadian dollar at June 30, 2019 as compared to March 31, 2019. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the six months ended June 30, 2019 was attributable to a stronger Canadian dollar at June 30, 2019 as compared to December 31, 2018.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Share-based compensation costs	7.7	26.7	(71)	12.5	55.5	(77)
Capitalized	(1.4)	(3.5)	(60)	(2.3)	(7.0)	(67)
Share-based compensation expense	6.3	23.2	(73)	10.2	48.5	(79)
Per boe	0.40	1.40	(71)	0.32	1.49	(79)
During the three and six months ended June 30, 2019, the Company recorded share-based compensation ("SBC") costs of $7.7 million and $12.5 million, respectively, compared to $26.7 million and $55.5 million in the same periods in 2018. The decreases were primarily due to lower staffing levels in 2019 and a lower share price. In addition, a revision to performance measures associated with the Performance Share Unit Plan resulted in higher SBC costs in the second quarter of 2018.
During the three and six months ended June 30, 2019, the Company capitalized share-based compensation costs of $1.4 million and $2.3 million, respectively, a decrease of 60 percent and 67 percent from the same periods in 2018. The decreases were primarily due to the reduction in total share-based compensation costs as noted above.

CRESCENT POINT ENERGY CORP.	12

Exhibit 15
The following table summarizes of the number of restricted shares, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") outstanding:

	June 30, 2019	June 30, 2018
Restricted Share Bonus Plan (1)	3,645,308	3,546,157
Performance Share Unit Plan (2)	3,490,110	2,696,863
Deferred Shared Unit Plan	250,687	238,294

(1)	At June 30, 2019, the Company was authorized to issue up to 11,603,860 common shares (June 30, 2018 - 15,125,919 common shares)

(2)	Based on underlying units before any effect of performance multipliers.
As of the date of this report, the Company had 3,201,776 restricted shares, 3,490,110 PSUs and 250,687 DSUs outstanding.
Stock Option Plan
The Company had 2,958,887 stock options outstanding at June 30, 2019 (June 30, 2018 - 2,044,032 stock options outstanding) at a weighted average exercise price of $7.77 per share.
As of the date of this report, the Company had 2,958,887 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Depletion and depreciation	293.5	362.6	(19)	582.8	706.6	(18)
Amortization of exploration and evaluation undeveloped land	35.9	39.5	(9)	74.2	78.3	(5)
Depletion, depreciation and amortization	329.4	402.1	(18)	657.0	784.9	(16)
Impairment	—	—	—	8.5	—	—
Depletion, depreciation, amortization and impairment	329.4	402.1	(18)	665.5	784.9	(15)
Per boe, before impairment	20.99	24.30	(14)	20.84	24.07	(13)
Per boe	20.99	24.30	(14)	21.11	24.07	(12)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

The Company's depletion, depreciation and amortization (“DD&A”) rates before impairment for the three and six months ended June 30, 2019 were $20.99 per boe and $20.84 per boe, respectively, compared to $24.30 per boe and $24.07 per boe in the same periods in 2018. The decrease in the DD&A rates per boe in both the three and six months ended June 30, 2019 were primarily due to the impairment expense booked in the fourth quarter of 2018, which reduced the carrying value of the Company’s property, plant and equipment ("PP&E").
During the six months ended June 30, 2019, the Company recorded an impairment loss of $8.5 million on PP&E assets held for sale at March 31, 2019. These assets were sold in the second quarter of 2019.

CRESCENT POINT ENERGY CORP.	13

Exhibit 16
Taxes

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Current tax expense	0.2	—	—	0.2	—	—
Deferred tax expense (recovery)	75.3	(63.7)	(218)	68.4	(105.7)	(165)
Current Tax Expense
In both the three and six months ended June 30, 2019, the Company recorded current tax expense of $0.2 million compared to nil for the same periods in 2018. Refer to the Company's Annual Information Form for the year ended December 31, 2018 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and six months ended June 30, 2019, the Company recorded deferred tax expense of $75.3 million and $68.4 million, respectively, compared to deferred tax recoveries of $63.7 million and $105.7 million for the respective periods in 2018. The deferred tax expense in the three and six months ended June 30, 2019 was primarily due to the pre-tax income recorded in the respective periods. The deferred tax recoveries were primarily due to the pre-tax losses recorded in the three and six months ended June 30, 2018.
On June 28, 2019, the Alberta government enacted legislation which reduces the Alberta corporate income tax rate from 12 percent to 8 percent over the period of July 1, 2019 through January 1, 2022. As a result, at June 30, 2019, the Company recognized a reduction of $5.0 million in its deferred income tax asset.

CRESCENT POINT ENERGY CORP.	14

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2019	2018 (2)	% Change	2019	2018 (2)	% Change
Cash flow from operating activities	527.4	452.8	16	944.2	914.8	3

Adjusted funds flow from operations (1)	503.8	500.3	1	1,017.8	929.2	10

Net income (loss)	198.6	(166.2)	(219)	200.5	(256.9)	(178)
Net income (loss) per share - diluted	0.36	(0.30)	(220)	0.37	(0.47)	(179)

Adjusted net earnings from operations (1)	146.0	102.7	42	304.3	166.1	83
Adjusted net earnings from operations per share - diluted (1)	0.27	0.19	42	0.55	0.30	83

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A.

Cash flow from operating activities increased 16 percent to $527.4 million in the three months ended June 30, 2019, compared to $452.8 million in the same period in 2018. In the six months ended June 30, 2019, cash flow from operating activities increased 3 percent to $944.2 million compared to $914.8 million in the same period in 2018. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations, working capital, decommissioning expenditures and transaction costs.
Exhibit 17

CRESCENT POINT ENERGY CORP.	15

The Company’s adjusted funds flow from operations ("FFO") increased in both the three and six months ended June 30, 2019 to $503.8 million and $1.02 billion, respectively, compared to $500.3 million and $929.2 million in the same periods of 2018. The increase is primarily the result of a decrease in the realized hedging loss, lower cash-settled share-based compensation and G&A expenses as well as the increase in other income in the six months ended June 30, 2019, partially offset by the decreases in the Cdn$ WTI benchmark price and production volumes.
Exhibit 18
The Company reported net income of $198.6 million in the three months ended June 30, 2019, compared to a net loss of $166.2 million in the same period in 2018, primarily as a result of the unrealized derivative gain, the foreign exchange gain on long-term debt and the decreases in DD&A and other losses, partially offset by the fluctuations in deferred taxes. In the three months ended June 30, 2019, the Company recorded net income per share - diluted of $0.36 compared to net loss per share - diluted of $0.30 in the same period in 2018, due to the same reasons discussed above.
In the six month period ended June 30, 2019, the Company reported net income of $200.5 million compared to a net loss of $256.9 million in the same period in 2018, primarily as a result of the foreign exchange gain on long-term debt, the decreases in DD&A and other losses and the increase in adjusted funds flow from operations, partially offset by the fluctuations in deferred taxes. In the six months ended June 30, 2019, the Company recorded net income per share - diluted of $0.37 compared to net loss per share - diluted of $0.47 in the same period in 2018, due to the same reasons discussed above.
Exhibit 19

CRESCENT POINT ENERGY CORP.	16

The Company's adjusted net earnings from operations increased in both the three and six months ended June 30, 2019 to $146.0 million and $304.3 million, respectively, compared to $102.7 million and $166.1 million in the same periods of 2018. The increases are primarily a result of the decreases in depletion expense and SBC expense and the increase in adjusted funds flow from operations, partially offset by the fluctuations in deferred taxes.
Adjusted net earnings from operations per share - diluted for the three and six months ended June 30, 2019 increased to $0.27 and $0.55, respectively, compared to $0.19 and $0.30 in the same periods in 2018, primarily due to the same reasons discussed above.
Exhibit 20
Dividends
The following table provides a reconciliation of dividends:

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2019	2018	% Change	2019	2018	% Change
Accumulated dividends, beginning of period	7,612.7	7,458.2	2	7,607.1	7,408.6	3
Dividends declared to shareholders	5.5	49.7	(89)	11.1	99.3	(89)
Accumulated dividends, end of period	7,618.2	7,507.9	1	7,618.2	7,507.9	1

Accumulated dividends per share, beginning of period	32.17	31.89	1	32.16	31.80	1
Dividends declared to shareholders per share	0.01	0.09	(89)	0.02	0.18	(89)
Accumulated dividends per share, end of period	32.18	31.98	1	32.18	31.98	1
On January 15, 2019, the Company announced a change to the dividend policy to a quarterly cash dividend of $0.01 per share.
Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Capital acquisitions	—	—	—	2.3	14.7	(84)
Capital dispositions	(58.3)	(267.6)	(78)	(63.4)	(291.3)	(78)
Development capital expenditures	170.3	313.6	(46)	554.5	1,046.6	(47)
Capitalized administration (1)	9.0	8.7	3	18.9	21.6	(13)
Corporate assets	0.6	2.9	(79)	1.0	4.7	(79)
Total	121.6	57.6	111	513.3	796.3	(36)

(1)	Capitalized administration excludes capitalized equity-settled share-based compensation.

CRESCENT POINT ENERGY CORP.	17

Development Capital Expenditures
The Company's development capital expenditures in the second quarter of 2019 were $170.3 million, compared to $313.6 million in the same period in 2018. In the second quarter of 2019, 52 (39.8 net) wells were drilled. Development capital spending for the three months ended June 30, 2019 included $23.8 million on facilities, land and seismic.
The Company's development capital expenditures for the six months ended June 30, 2019 were $554.5 million compared to $1.05 billion in the same period in 2018. In the first half of 2019, 240 (204.5 net) wells were drilled. The development capital spending for the six months ended June 30, 2019 included $48.4 million on facilities, land and seismic.
Crescent Point's capital expenditure guidance for 2019 is $1.20 billion to $1.30 billion, excluding any net land and property acquisitions.
Exhibit 21
Lease Liability
At June 30, 2019, the Company had $213.2 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability increased by $56.5 million during the second quarter of 2019 from $1.27 billion at March 31, 2019 to $1.32 billion at June 30, 2019. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.27 billion.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	June 30, 2019	December 31, 2018
Net debt (1)	3,553.5	4,011.3
Shares outstanding	547,197,483	550,151,561
Market price at end of period (per share)	4.33	4.14
Market capitalization (1)	2,369.4	2,277.6
Enterprise value (1)	5,922.9	6,288.9
Net debt as a percentage of enterprise value	60	64
Adjusted funds flow from operations (1) (2)	1,829.8	1,741.2
Net debt to adjusted funds flow from operations (1)	1.9	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At June 30, 2019, Crescent Point's enterprise value was $5.92 billion and the Company was capitalized with 40 percent equity based on market capitalization, compared to $6.29 billion and 36 percent at December 31, 2018, respectively. The Company's net debt to adjusted funds flow from operations ratio at June 30, 2019 decreased to 1.9 times compared to 2.3 times at December 31, 2018, due to the reduction in net debt and the improvement in adjusted funds flow from operations.

CRESCENT POINT ENERGY CORP.	18

Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2021. Both of these facilities constitute revolving credit facilities and are extendible annually. As at June 30, 2019, the Company had approximately $1.60 billion drawn on bank credit facilities, including $8.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.01 billion including cash of $9.7 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.41 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
Exhibit 23

(1)	Includes letters of credit outstanding of $8.5 million.

(2)	Hedged notional value: $1.61 billion.

(3)	Includes cash of $9.7 million.

CRESCENT POINT ENERGY CORP.	19

The Company is in compliance with all debt covenants at June 30, 2019 which are listed in the table below:

Covenant Description	Maximum Ratio	June 30, 2019
Senior debt to adjusted EBITDA (1) (2)	3.5	1.9
Total debt to adjusted EBITDA (1) (3)	4.0	1.9
Senior debt to capital (2) (4)	0.55	0.37

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At June 30, 2019, Crescent Point had 547.2 million common shares issued and outstanding compared to 550.2 million common shares at December 31, 2018. The decrease of 3.0 million shares is due to shares purchased and cancelled under the NCIB, partially offset by shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 547,612,628 common shares outstanding.
Normal Course Issuer Bid
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.
During the three and six months ended June 30, 2019, the Company purchased and cancelled 2.4 million and 5.6 million common shares, respectively, for total consideration of $11.8 million and $25.1 million, respectively. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Critical Accounting Estimates
On January 1, 2019, the Company adopted IFRS 16 and as a result Crescent Point's critical accounting estimates related to incremental borrowing rates and lease terms were updated. Refer to Note 3 - "Changes in Accounting Policies" in the unaudited consolidated financial statements for the period ended June 30, 2019 for additional information.
Changes in Accounting Policies
On January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

As a result of the adoption of IFRS 16, for the three and six months ended June 30, 2019, net income (loss) before tax decreased $0.8 million and $2.0 million, respectively. Cash flow from operating activities increased $8.8 million and $17.1 million for the same respective periods. Refer to Note 3 - "Changes in Accounting Policies" in the unaudited consolidated financial statements for the period ended June 30, 2019 for additional information on the Company's adoption of IFRS 16.

CRESCENT POINT ENERGY CORP.	20

Summary of Quarterly Results

	2019		2018				2017
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	945.2	892.4	791.6	1,076.7	1,084.0	935.2	916.2	767.0

Average daily production
Crude oil (bbls/d)	134,951	139,911	140,281	134,146	145,532	141,312	140,544	139,254
NGLs (bbls/d)	20,841	20,097	20,210	22,257	17,934	18,775	19,437	18,811
Natural gas (mcf/d)	100,101	95,679	106,236	107,231	110,110	109,983	113,963	108,021
Total (boe/d)	172,476	175,955	178,198	174,275	181,818	178,418	178,975	176,069

Net income (loss) (1)	198.6	1.9	(2,390.5)	30.5	(166.2)	(90.7)	(56.4)	(270.6)
Net income (loss) per share (1)	0.36	—	(4.35)	0.06	(0.30)	(0.17)	(0.10)	(0.50)
Net income (loss) per share – diluted (1)	0.36	—	(4.35)	0.06	(0.30)	(0.17)	(0.10)	(0.50)

Adjusted net earnings (loss) from operations (1) (2)	146.0	158.3	(16.3)	84.8	102.7	63.4	(35.1)	33.7
Adjusted net earnings (loss) from operations per share (1) (2)	0.27	0.29	(0.03)	0.15	0.19	0.12	(0.06)	0.06
Adjusted net earnings (loss) from operations per share – diluted (1) (2)	0.27	0.29	(0.03)	0.15	0.19	0.12	(0.06)	0.06

Cash flow from operating activities (1)	527.4	416.8	359.1	474.1	452.8	462.0	449.6	437.0

Adjusted funds flow from operations (1) (2)	503.8	514.0	337.3	474.7	500.3	428.9	494.7	389.0

Adjusted working capital (deficiency) (3)	(124.7)	(139.8)	(208.2)	(139.9)	(90.4)	(339.8)	(133.3)	(259.1)
Total assets (1)	12,430.7	12,824.2	12,730.4	15,948.9	16,174.7	16,481.6	16,005.3	15,945.1
Total liabilities (1)	5,751.7	6,288.8	6,117.6	7,049.5	7,210.1	7,374.7	6,842.4	6,696.7
Net debt (2)	3,553.5	3,905.5	4,011.3	4,006.9	4,015.7	4,409.3	4,024.9	4,135.9
Total long-term derivative liability	—	5.9	—	17.9	35.3	17.4	16.6	8.8

Weighted average shares – diluted (millions)	548.2	550.3	550.2	551.1	551.0	548.4	546.9	546.2

Capital expenditures (4)	121.6	391.7	275.0	406.0	57.6	738.7	334.2	503.8

Dividends declared	5.5	5.6	49.4	49.8	49.7	49.6	49.5	49.4
Dividends declared per share	0.01	0.01	0.09	0.09	0.09	0.09	0.09	0.09

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(4)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions and dispositions. Capital acquisitions and dispositions represent total consideration for the transactions including long-term debt, working capital assumed and acquired common shares, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, non-core dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the fourth quarter of 2018 and third quarter of 2017, net recovery of PP&E recorded in the fourth quarter of 2017 and gains and losses on capital dispositions, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, non-core dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to provide return to shareholders.

CRESCENT POINT ENERGY CORP.	21

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the second quarter of 2019.
Outlook
Crescent Point's guidance for 2019 is as follows:

Production	Prior	Revised
Total average annual production (boe/d)	170,000 to 174,000	168,000 to 172,000
% Oil and NGLs	91%	91%
Total capital expenditures ($ millions) (1)	$1,200 to $1,300	$1,200 to $1,300
Drilling and development (%)	90%	90%
Facilities and seismic (%)	10%	10%

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Crescent Point's revised 2019 budget, which reflects announced dispositions, is now expected to generate annual average production of 168,000 to 172,000 boe/d with capital expenditures of $1.2 to $1.3 billion.
The Company continues to explore further disposition opportunities. Crescent Point will be disciplined and flexible during its divestiture process to ensure appropriate asset values are realized for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2018 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	22

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Cash flow from operating activities	527.4	452.8	16	944.2	914.8	3
Changes in non-cash working capital	(28.3)	41.0	(169)	62.7	(3.1)	(2,123)
Transaction costs	0.2	2.2	(91)	1.1	2.9	(62)
Decommissioning expenditures	4.5	4.3	5	9.8	14.6	(33)
Adjusted funds flow from operations	503.8	500.3	1	1,017.8	929.2	10

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Net income (loss)	198.6	(166.2)	(219)	200.5	(256.9)	(178)
Amortization of E&E undeveloped land	35.9	39.5	(9)	74.2	78.3	(5)
Impairment	—	—	—	8.5	—	—
Unrealized derivative (gains) losses	(26.4)	234.3	(111)	244.0	269.3	(9)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(99.0)	8.7	(1,238)	(195.7)	132.7	(247)
Unrealized (gain) loss on long-term investments	0.9	(5.5)	(116)	1.4	6.3	(78)
Gain on sale of long-term investments	—	(4.5)	—	—	(4.5)	—
Loss on capital dispositions	11.4	71.5	(84)	6.1	70.6	(91)
Deferred tax relating to adjustments	24.6	(75.1)	(133)	(34.7)	(129.7)	(73)
Adjusted net earnings from operations	146.0	102.7	42	304.3	166.1	83

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	23

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2019	December 31, 2018	% Change
Long-term debt (1)	3,706.7	4,276.7	(13)
Accounts payable and accrued liabilities	474.8	549.4	(14)
Long-term compensation liability (2)	6.2	10.0	(38)
Cash	(9.7)	(15.3)	(37)
Accounts receivable	(331.4)	(322.6)	3
Prepaids and deposits	(7.9)	(4.6)	72
Long-term investments	(7.3)	(8.7)	(16)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(277.9)	(473.6)	(41)
Net debt	3,553.5	4,011.3	(11)

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	24

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● Crescent Point’s 2019 average production and capital expenditure guidance;

● The Company's future disposition opportunities;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● That the Company will be disciplined and flexible during its divestiture process to ensure appropriate asset values are realized for shareholders.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).

CRESCENT POINT ENERGY CORP.	25

For the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the Company filed its reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	26

Directors
Robert Heinemann, Chairman
Laura Cillis (1) (2)
James Craddock (1) (3)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Barbara Munroe (2) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Scott Tuttle
Senior Vice President, Human Resources and Corporate Services
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	27